UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 June, 2012

ASX & MEDIA RELEASE
29 JUNE, 2012

MARSHALL EDWARDS ANNOUNCES NAME CHANGE TO MEI PHARMA (“MEIP”)

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL), has made the following announcement:

San Diego – 28 June, 2012 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that it will change its name to MEI Pharma, Inc. and its common stock will begin trading under the new ticker symbol MEIP when the market opens on Monday, 2 July, 2012.

“Over the past two years we have successfully relocated our headquarters to the US, acquired a robust intellectual property portfolio, assembled world-class drug development expertise and advanced our two most promising oncology candidates into clinical trials,” said Daniel P Gold PhD, President and Chief Executive Officer of Marshall Edwards.  "Now, with our drug candidates poised for the next phase of clinical development and our company in a position for growth, it is time for a name that reflects our identity and more effectively conveys our purpose.”

The company’s common stock will be assigned a new CUSIP number of 55279B103 in connection with the name change.  Outstanding stock certificates will not be affected and will not need to be exchanged.

About MEI Pharma

MEI Pharma, Inc. is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival. Marshall Edwards presented safety and pharmacokinetic data from a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours at the American Society of Clinical Oncology Annual Meeting in June, 2012.  The company received approval of its IND application for ME-344 in April, 2012 and a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours is ongoing.  For more information, go to www.marshalledwardsinc.com until 1 July 1, 2012, thereafter www.meipharma.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.